                                   FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1994





                        Commission file number 2-91694




                 INSTRON CORPORATION SAVINGS AND SECURITY PLAN
                            (Full title of the plan)




                             INSTRON CORPORATION
                              100 ROYALL STREET
                         CANTON, MASSACHUSETTS 02021
 (Name and address of principal executive office of issuer of the securities held pursuant to the plan)

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.





         June 23, 1995                              INSTRON CORPORATION





                                                By: /s/ Linton A. Moulding
                                                    -----------------------
                                                    Linton A. Moulding
                                                    Chief Financial Officer

                              INSTRON CORPORATION
                           SAVINGS AND SECURITY PLAN

                              FINANCIAL STATEMENTS

                               December 31, 1994

Financial Statements and Exhibits

                                                                                        Page No.
                                                                                        --------
a.   Financial Statements

     Report of Independent Accountants                                                    5

     Statements of Financial Condition as
      of December 31, 1994 and 1993                                                       6

     Statements of Income and Changes in Plan
      Equity for the years ended December 31, 1994,
      December 31, 1993 and December 31, 1992                                             7

     Notes to Financial Statements                                                        8-21


b.   Exhibits

     Exhibit I - Consent of Independent Accountants                                       22

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Instron Corporation Savings and
Security Plan


We have audited the accompanying statements of financial condition of Instron Corporation Savings and Security Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instron Corporation Savings and Security Plan as of December 31, 1994 and 1993, and the results of operations and changes in plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.





                                                   /s/ Coopers & Lybrand L.L.P.
                                                   ----------------------------
                                                       COOPERS & LYBRAND L.L.P.




Boston, Massachusetts
June 23, 1995

                          INSTRON CORPORATION SAVINGS
                               AND SECURITY PLAN

                       STATEMENTS OF FINANCIAL CONDITION

                                                          December 31,
                                                 ----------------------------
                                                     1994             1993
                                                     ----             ----
Assets
- ------
Cash                                             $    63,489      $    22,431
Investment in Instron Corporation
     Common Stock, at fair value
     (cost $4,704,620 at December 31,
     1994, and $4,100,479 at December 31,
     1993)                                         5,432,938        4,236,367
Shares of Registered Investment Companies,
     at fair value
     (cost $11,046,697 at December 31,
     1994 and 9,155,396 at December 31,
     1993)                                        10,574,003        9,567,173
Common/Collective Investment Trust, at
     contract value                                4,430,607        4,035,771
Corporate Stocks, at fair value
     (Cost $39,602 at December 31, 1994 and
      $33,385 at December 31, 1993)                   32,653           34,476
Loans receivable from Plan
     participants                                    865,885          775,139
Dividends receivable                                  13,063           11,410
Other receivable                                         668           36,291
                                                 -----------      -----------
Total Plan Assets                                $21,413,306      $18,719,058
                                                 ===========      ===========

     Liabilities and Plan Equity
     ---------------------------
Accounts payable                                 $    66,771      $    35,195
Plan equity                                       21,346,535       18,683,863
                                                 -----------      -----------
Total Liabilities and Plan Equity                $21,413,306      $18,719,058
                                                 ===========      ===========


              See accompanying notes to the financial statements.

                          INSTRON CORPORATION SAVINGS
                               AND SECURITY PLAN

                              STATEMENTS OF INCOME
                           AND CHANGES IN PLAN EQUITY

                                                  For the year                For the year               For the year
                                                      ended                       ended                      ended
                                               December 31, 1994           December 31, 1993          December 31, 1992
                                               -----------------           -----------------          -----------------
Investment income:
  Interest                                          $   318,891                  $   306,142                $   317,136

   Dividends on Instron
    Corporation Common Stock                             49,307                       43,458                     44,993

   Other dividends                                      829,769                      715,521                    455,172
                                                    -----------                  -----------                -----------

    Net investment income                             1,197,967                    1,065,121                    817,301
                                                    -----------                  -----------                -----------

Net appreciation (depreciation) in
  the fair value of investments                        (267,947)                     847,918                    346,993
                                                    -----------                  -----------                -----------

Net additions
   from investment activity                             930,020                    1,913,039                  1,164,294
                                                    -----------                  -----------                -----------

Contributions:
   Participants                                       1,702,228                    1,784,964                  1,293,656
   Employer                                             496,690                      426,979                    263,623
                                                    -----------                  -----------                -----------

                                                      2,198,918                    2,211,943                  1,557,279
                                                    -----------                  -----------                -----------

    Total additions                                   3,128,938                    4,124,982                  2,721,573
                                                    -----------                  -----------                -----------

Less, benefit and termination
 payments to participants:
   Distributions paid to
    participants                                        466,266                      980,466                    807,943
                                                    -----------                  -----------                -----------

                                                      2,662,672                    3,144,516                  1,913,630
                                                    -----------                  -----------                -----------

Assets acquired in merger
 of LMS (see Note 1)                                          0                      220,363                          0
                                                    -----------                  -----------                -----------

     Net increase in plan
      equity                                          2,662,672                    3,364,879                  1,913,630

Plan equity at beginning
 of year                                             18,683,863                   15,318,984                 13,405,354
                                                    -----------                  -----------                -----------

Plan equity at end of year                          $21,346,535                  $18,683,863                $15,318,984
                                                    ===========                  ===========                ===========


              See accompanying notes to the financial statements.

                          INSTRON CORPORATION SAVINGS
                               AND SECURITY PLAN
                       NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN

         The following description of the Instron Corporation Savings and Security Plan (the "Plan") is intended to give a general summary of its principal provisions. Reference is made to the Plan document for a more complete description of the Plan.

         The Plan was originally effective July 1, 1984 and was last amended and restated in its entirety effective generally January 1, 1989. The Plan was amended during the 1992 Plan year in order to allow for the suspension of Instron Corporation's (the "Company") matching contribution for a 5-month period. The Plan has been amended effective January 1, 1993 to permit employees to make pre-tax and after-tax contributions during their first year of employment. Employees are required to complete one year of eligibility service (as defined in the Plan) before their contributions will be eligible for a matching Company contribution. In addition, the Plan has been amended effective February, 1993 to provide that the Instron Corporation Savings and Security Plan Committee (the "Committee"), rather than the Trustee, will vote proxies and take similar actions related to the Plan's securities ownership, other than Instron Common Stock. This latter amendment does not apply to actions relating to Instron Common Stock for which pass-through voting to Plan Participants is required.

         On August 4, 1993 the Laboratory MicroSystems, Inc. Retirement and Savings Plan and Trust ("The LMS Plan") was merged with the Plan. Accordingly, the assets and liabilities of The LMS Plan were merged with the assets and liabilities of the Plan as of August 4, 1993. Solely for the purpose of S.401(a)(26) of the Internal Revenue Code of 1986 (the "Code"), this merger is deemed effective from November 1, 1991. Effective on and after November 1, 1991, the Plan shall consist of two parts, as follows:

1. The Instron Corporation Savings and Security Plan and Trust dated September 19, 1984, as amended and restated as of January 1, 1989, as further amended, and as may be further amended from time to time "Division I or the "Instron Plan"); and

2. The Laboratory MicroSystems, Inc. Retirement and Savings Plan and Trust established as of November 1, 1987, as amended, and as may be further amended from time to time ("Division II" or the "LMS Plan").

         Division I and Division II together constitute a single plan within the meaning of Section 414(l) of the Code. All of the assets of Division I of the Plan and of Division II of the Plan shall be available to pay benefits to Members and Beneficiaries of the Plan, as required under Section 414(l)g of the Code. The rules set forth in each Division shall continue to apply separately to those employees eligible to participate in such Division.

         The Plan consists of a cash or deferred compensation plan under
Section 401(k) of the Code of 1986, as amended and the Instron Plan is an employee stock ownership plan. The purpose of the 401(k) plan is to enable participating employees of the Company ("Participants") to save for retirement on a tax-deferred and/or an after-tax basis, and the purpose of the Employee Stock Ownership Plan is to invest primarily in employer securities.

         The Instron Plan is an individual account plan in which each Participant's benefits are based solely on the amounts contributed to the Plan by the Participant and by the Company on the Participant's behalf, as adjusted by income and gains and losses which are allocated to each Participant. The Plan is subject to the rules and regulations of the Employee Retirement Income Security Act of 1974, as amended, including rules relating to the duties and conduct of the Plan's fiduciaries.

         The following is a description of the provisions of the Instron Plan - Division I:

         Eligibility. Employees of the Company are eligible to participate in the Instron Plan as of their first pay period. Eligibility to receive matching Company contributions commences on the first day of the pay period coincident with the completion of one year of eligibility service. Employees of LMS and non-resident aliens are not eligible to participate in the Instron Plan - Division I.

         Administration. The Plan is administered on behalf of the Company by the Committee which is appointed by the Company. Vanguard Fiduciary Trust Company, the Trustee under the Instron Plan, acts as trustee, recordkeeper and custodian of the securities and investments held by the Instron Plan.

         Contributions. The Instron Plan permits four types of contributions--employee pre-tax contributions, employee after-tax contributions, employee rollover contributions and Company matching contributions. Each eligible employee may voluntarily enter into a salary adjustment agreement with the Company pursuant to which the employee agrees to a reduction in direct remuneration (pre-tax contribution). Participants may also enter into a payroll deduction agreement with the Company for after-tax contributions. The total of these deductions (pre-tax and after-tax) may not exceed 17% of annual compensation (the "Participant's Contributions").

         The Company, in the discretion of the Board of Directors, may make matching contributions, based on a Participant's contributions. Currently, the matching contribution is equal to one-half of the Participant's Contributions (pre-tax and after-tax), with a maximum matching contribution of 3% of annual compensation (the "Company Contribution").

         Investments. Matching contributions made on a Participant's behalf by the Company will be invested in shares of the common stock of the Company. Participants who have attained age 55 and have 10 years of Plan membership may transfer a portion of their matching contribution account out of the Instron Common Stock Fund in accordance with Section 401(a)28 of the Code. A Participant may direct that his pre-tax, after-tax and rollover contributions be invested in 10% increments in one or more of the following investment options designated by the Committee. Funds A-F are sponsored by The Vanguard Group. The description of each of the Vanguard funds is qualified in its entirety by the prospectus for the fund which can be obtained from the Trustee.

         THERE CAN BE NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

         FUND A - Vanguard Investment Contract Trust. The Investment Contract Trust provides for interest and safety of principal for a three year period by investing in fixed rate investment contracts and variable rate investment contracts issued by insurance companies or banks that are highly rated by the major credit rating agencies and viewed by Vanguard as being financially sound. The interest rate and principal of each contract are obligations of the issuing insurance company or bank, not of the Trustee of the Company. Certain restrictions, limitations and penalties apply to transfers or withdrawals of a participant's account balances out of this Fund. These restrictions are described in the materials provided by the Trustee.

         FUND B - Vanguard Money Market Reserves - Prime Portfolio. The Vanguard Money Market Reserves - Prime Portfolio ("Prime Portfolio") is a money market fund that seeks maximum current income, preservation of capital and liquidity by investing in a portfolio of high-quality money market instruments that mature in one year or less. These include negotiable certificates of deposit, bankers' acceptances, commercial paper, and other short-term corporate obligations. The Prime Portfolio seeks to maintain a net asset value of $1.00 per share. An investment in the Prime Portfolio is neither insured nor guaranteed by the U.S. Government, the Trustee or the Company, and there can be no assurance that the Prime Portfolio will be able to maintain a stable net asset value of $1.00 per share or that it will achieve any particular level of current income.

         FUND C - Vanguard Fixed Income Securities Fund - Investment Grade Corporate Portfolio. The Vanguard Fixed Income Securities Fund - Investment Grade Corporate Portfolio ("Corporate Portfolio") is a fixed income fund whose primary objective is to provide a high level of current income consistent with maintenance of principal and liquidity by investing in a diversified portfolio of long-term, investment grade bonds. The Corporate Portfolio emphasizes high-quality corporate bonds. At least 70% of the Corporate Portfolio is invested in a diversified portfolio of bonds that, at the time of purchase, were selected from the four highest grades assigned by Moody's Investors Service or Standard & Poor's Corporation. The Corporate Portfolio is designed for investors who are seeking a high-quality, long-term corporate bond portfolio and who are willing to accept the potential of significant share price volatility due to the relatively long average maturity of Corporate Portfolio's investments.

         FUND D - Vanguard Windsor Fund. The Vanguard Windsor Fund is an equity fund whose primary objective is to seek long-term growth of capital and income by investing in a portfolio of common stocks. As a secondary objective, this Fund also seeks to provide a reasonable level of current income. Although the Fund invests primarily in common stocks, it may invest in money market instruments, fixed income securities and other equity securities, such as preferred stock. The Fund may also invest in stock futures contracts and options.

         FUND E - Vanguard Star Portfolio. The Vanguard Star Portfolio is a diversified equity and fixed income fund whose primary objective is to maximize long-term total return of capital and income. The Star Portfolio invests 60%-70% of its assets in seven Vanguard equity funds, including Vanguard/Windsor Fund, Vanguard/Windsor II, Vanguard Index Trust-500 Portfolio, Vanguard/PRIMECAP Fund, Vanguard Morgan Growth Fund, and Vanguard Explorer Fund. Approximately 30%-40% of Star Portfolio's assets are invested in three Vanguard fixed-income portfolios including Long-Term Corporate Portfolio and GNMA Portfolio of Vanguard Fixed Income Securities Fund, and Prime Portfolio of Vanguard Money Market Reserves.

         FUND F - Vanguard U.S. Growth Fund. The Vanguard U.S. Growth Portfolio seeks long-term capital appreciation by investing in a diversified portfolio of common stocks with above-average growth potential. Dividend income is considered incidental. The U.S. Growth Portfolio invests primarily in the common stocks of companies whose prospects for growth are believed to be favorable. Such companies tend to have exceptional records, strong market positions, good financial strength, and low sensitivity to changing economic conditions. Securities will be selected solely on the basis of their appreciation potential as determined from an assessment of their fundamental value and consideration of prevailing market conditions.

         Instron Common Stock Fund. Contributions allocated to the Instron Common Stock Fund are invested in common shares of Instron Corporation ("Instron Common Stock") which is purchased by the Trustee on the open market or directly from the Company, depending on market conditions. The value of the Instron Common Stock Fund is subject to fluctuation in the market price of Instron Common Stock and there is no guarantee of investment performance.

         Vesting and Voting Rights. Each Participant is, at all times, 100% vested in all of the investments in his account, including both those arising from Participant's Contributions and those arising from the Company's Contributions. Each Participant has the right to direct the Trustee's vote as to the number of Instron Corporation common shares standing to his credit in his account on the record date for any Company stockholder meeting. The Committee will direct the Trustee to vote proxies and take similar action with respect to the Plan's securities ownership other than Instron Corporation common shares.

         Participant's Accounting. Each participant's account is independently maintained by the Trustee and reflects all Participant's contributions and Company's contributions by both contribution and investment category. Accounts are periodically adjusted to reflect the effect of investment income, realized and unrealized investment gains and losses and withdrawals and other distributions.

         Benefits. Participants are entitled to receive their entire interest in the Instron Plan in a lump sum whenever their employment with the Company terminates for any reason. Benefits are paid in cash, unless a Participant elects to receive an in-kind distribution of shares of Instron Common Stock credited to his account. During the period of employment with the Company, participants may (if they are over 59-1/2 years of age, or under certain hardship conditions) be entitled to withdraw part or all of their interest (exclusive of a portion of earnings) in investments arising from Participant's contributions, but not their interests in investments arising from the Company's matching contribution. If such withdrawals are non-hardship condition withdrawals, matching Company Contributions will be suspended during the twelve months following the withdrawal. All such withdrawals (except an amount equal to a Participant's after-tax contribution) are subject to federal income tax. In addition, a 10% excise tax is imposed on withdrawals made before the age of 59-1/2 years. Withdrawals of Company matching funds on the employee pre-tax and after-tax contributions are allowed upon termination of employment or retirement.

Benefit payments are generally distributed within 60 days after the Participant becomes entitled to receive them, in a manner prescribed by the Committee. Special rules apply in the case of a Participant's death.

         Participant Loans. Active participants are permitted to borrow funds from their pre-tax, after-tax and rollover accounts in the Plan subject to certain limitations. Loans are not permitted from a Participant's Company Contribution account. During the 1994 Plan year, the interest rate on these loans is equal to Bank of Boston's prime rate plus 1%, at the time the loan is granted. These loans generally must be repaid over a period of no longer than 5 years. Interest paid by a Participant is credited to the account(s) from which the loan is made. Investment income includes interest income of $59,823, $60,114 and $61,569 from employee loans for the years ended December 31, 1994, 1993, and 1992, respectively.

         Other. The Company's contributions may be made only to the extent the Company has available allowable deductions under the Internal Revenue Code.
The contribution percentages of certain participants may be reduced under certain circumstances and other steps may be taken, as outlined in the Instron Plan, in order to maintain the Plan's tax exempt status. There are special rules to allow "Rollover Contributions" of amounts received by employees from certain other retirement plans, as defined in the Plan.

The following is a description of the provisions of the LMS Plan - Division II:

         Eligibility. Employees of Laboratory MicroSystems, Inc. ("LMS") are eligible to participate in the LMS Plan on the earlier of the first day of the Plan Year or the fourth, seventh or tenth month of the Plan Year coinciding with or next following the completion of six (6) months of service and attainment of age 21.

         Administration. The LMS Plan is administered by an LMS-appointed Trustee (currently two LMS employees). The First Albany Corporation acts as recordkeeper and custodian of the securities and investments held by the LMS Plan.

         Contributions. The LMS Plan permits five types of contributions: employee pre-tax contributions, employee after-tax contributions, employee rollover contributions, Company matching contributions and discretionary contributions. Each eligible employee may voluntarily enter into a salary adjustment agreement pursuant to which the employee agrees to a reduction in direct remuneration (pre-tax contribution). The total of these contributions may not exceed the limitation prescribed by law. Participants may also enter into a payroll deduction agreement with LMS for after-tax contributions (up to 6% of compensation).

The matching contribution currently is equal to 33-1/3% of a Participant's salary reduction contributions (only salary reductions up to 6% of a Participant's compensation are considered for this purpose). Participants must also complete 1,000 hours of service to be eligible for a matching contribution. LMS may also make a contribution, in its sole discretion, to be allocated on the basis of total compensation. For 1994, LMS made contributions totalling $20,912.


         Investments. A participant may direct that his pre-tax, after-tax contributions, rollover contributions, LMS matching contributions and discretionary contributions made on a participant's behalf be invested in various investment options. The majority of participant investments are in mutual funds sponsored by The American Funds Groups and in individual corporate stocks, which are principally included under the "Other" caption of Note 7.

         Vesting. Each participant is 100% vested in their salary reduction accounts in the Plan. Participant's are also 100% vested in their accounts attributable to LMS matching contributions upon death, disability or retirement at age 60. If employment is terminated for reasons other than death, disability or retirement, the "vesting percentage" of their interest in Company contributions is determined under the following schedule:

                                        Vesting Schedule
                      Years of Service     Percentage
                      ----------------     ----------
                             3                 20%
                             4                 40%
                             5                 60%
                             6                 80%
                             7                100%

         Benefits. Whenever employment with LMS terminates for any reason, participants are entitled to receive their vested interest in the LMS Plan in a single lump sum payment or in equal installments over a period of not more than the participant's assumed life expectancy at the time of distribution. Upon termination, the remaining balance in participant accounts in excess of the "vested amount" will be forfeited.

During the period of employment with LMS, Participants may be entitled to withdraw part or all of their interests in the LMS Plan (exclusive of a portion of earnings if they are 60 years old or under certain hardship conditions.)
All such withdrawals (except an amount equal to a Participant's after-tax contributions) are subject to federal income tax. In addition, a 10% excise tax is imposed on withdrawals made before the age of 59 1/2 years.

         Participant Loans. Active participants are permitted to borrow funds from their accounts in the Plan subject to certain limitations. During the 1994 Plan year, the interest rate on these loans is equal to the prime rate plus 1% as reported in the Wall Street Journal, at the time the loan is granted. These loans generally must be repaid over a period of no longer than 5 years. Interest paid by a Participant is credited to the account(s) from which the loan is made.

         Other. The LMS contributions may be made only to the extent that the Company has available allowable deductions under the Internal Revenue Code. The contribution percentages of certain Participants may be reduced under certain circumstances and other steps may be taken, as outlined in the Plan in order to maintain the Plan's tax exempt status. There are special rules to allow "rollover contributions" of amounts received by employees from certain other retirement plans, as defined in the Plan.

         Participants Accounting. Each participant's account is independently maintained by the Trustee and reflects all participant's contributions and LMS's contributions. Accounts are periodically adjusted to reflect the effect of investment income, realized and unrealized investment gains and losses, withdrawals and other distributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting.

         Investment Valuation. Investments in mutual fund shares are valued at the net asset value announced by the fund as of the close of business on the last business day of the year.

Investments in Instron Corporation's common stock are valued at the last reported sales price on the last business day of the year. In the event that no sale was reported on that date, such investments are valued at the mean of the last reported bid and asked price or the price of the last sale reported, whichever is more recent.

Investments in shares of the collective investment trust are stated at cost, which approximates current value.

         Security Transactions and Investment Income. Sales of shares of the collective investment trust are recorded on the Trustee's valuation dates (the last day of each calendar month). All other security transactions are recorded on the trade date. Realized gains or losses on security transactions are recorded as the difference between proceeds received and cost as determined on the average cost basis.

Transfers between investment options are treated as the purchase of one investment option out of the proceeds of the sale of another.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

In accordance with the policy of stating investments at current value, net unrealized appreciation or depreciation for the period is reflected in the Statement of Income and Changes in Plan Equity.

         Benefits Payable. Benefits payable, included in Plan equity, is $0 and $7,443 at December 31, 1994 and 1993, respectively. These amounts will be recorded as distributions payable in the Plan's Form 5500, in accordance with the Department of Labor's rules and regulations.

         Expenses of the Plan. All expenses incurred in the administration of the Plan and the Trust are charged to and paid by the Company. To the extent not paid by the Company, the expenses may be charged against the Trust assets.

NOTE 3 - INVESTMENTS

At December 31, 1994 and 1993 the number of participants in each investment program, the number of units/shares, cost and the current value of investments held were as follows:


                                                  DECEMBER 31, 1994
                                                  -----------------


                                          Units/                       Market/Fair
                            Participants  Shares          Cost            Value
                            ------------  -------     -----------     ------------
Instron Common Stock            474       434,635     $ 4,704,620     $ 5,432,938*

Vanguard Windsor Fund           365       542,273       7,209,263       6,827,223*

Vanguard Fixed Income
  Securities Fund,
  Investment Grade
  Bond Portfolio                178       170,606       1,459,582       1,373,376*

Vanguard Money Market
  Trust, Prime Portfolio        178     1,591,134       1,591,134       1,591,134*

Vanguard Variable Rate
  Investment Contract
  Trust                         282     3,228,376       3,228,376       3,228,376*

Vanguard Star Portfolio          40        19,520         258,723         245,949

Vanguard U.S. Growth Fund        33        14,965         226,599         229,413

Vanguard Fixed Rate
  Investment Contract
  Trust III-92, 5.85%           235     1,202,231       1,202,231       1,202,231*

Loan Fund                       137             0         865,885         865,885

Other                            40             0         340,998         339,561
                                                      -----------     -----------


        Total                                         $21,087,411     $21,336,086
                                                      ===========     ===========

*Exceed 5% of Plan Assets.

                                                  DECEMBER 31, 1993
                                                  -----------------

                                          Units/                       Market/Fair
                            Participants  Shares          Cost            Value
                            ------------  -------     -----------     ------------
Instron Common Stock            439       380,797     $ 4,100,479     $ 4,236,367
Vanguard Windsor Fund           341       448,479       5,926,343       6,238,336
Vanguard Fixed Income
  Securities Fund,
  Investment Grade
  Bond Portfolio                169       154,316       1,329,197       1,422,797
Vanguard Money Market
  Trust, Prime Portfolio        186     1,702,309       1,702,309       1,702,309
Vanguard Variable Rate
  Investment Contract
  Trust                         270     1,518,295       1,518,295       1,518,295
Vanguard Fixed Rate
  Investment Contract
  Trust III-91, 7.12%           246     1,292,091       1,292,091       1,292,091
Vanguard Fixed Rate
  Investment Contract
  Trust III-92, 5.85%           247     1,225,385       1,225,385       1,225,385
Loan Fund                       126             0         775,139         775,139
Other                            26             0         230,932         238,207
                                                      -----------     -----------
        Total                                         $18,100,170     $18,648,926
                                                      ===========     ===========

NOTE 4 - PLAN TERMINATION

The Company believes the Plan will continue without interruption, but reserves the right to terminate or amend the Plan or discontinue contributions thereto. In the event that both the Plan and the related trust funds terminate, all participants' accounts continue to be fully vested and nonforfeitable. All accounts will be valued as of the termination date and all account balances will be distributed in full to participants, in the form of cash and/or Company common stock.

NOTE 5 - FEDERAL INCOME TAXES

The Plan and its related trust are intended to satisfy the provisions of Sections 401 and 501 of the Code as amended from time to time and under any corresponding provisions of the Code which may be enacted. The Instron Plan is also designed to qualify as an "employee stock ownership plan" under Section 4975(e) of the Code. Accordingly, the Plan is intended to be exempt from Federal Income taxes.

The Plan last received a favorable determination letter from the IRS in connection with the Plan as amended and restated as of January 1, 1985. The Plan has not applied for an IRS letter of determination in connection with the Plan as amended and restated effective generally January 1, 1989 (or as subsequently amended). Management and legal counsel believe the Plan is operating in compliance with the requirements of the IRS to maintain its tax exempt status. Management is committed to amend the Plan as necessary to maintain its tax exempt status.

Annual Participant's contributions up to $9,240 in 1994, adjusted annually for cost of living, the Company's contributions, and earnings on all contributions may be tax deferred. In addition, when any shares of Common Stock of the Company are distributed as part of a lump distribution to an employee, a portion of the tax thereon (on net unrealized appreciation) may be postponed until the time of disposition of such shares. Tax on Plan distributions may be deferred to the extent a distribution is rolled over into another qualified plan or an IRA in accordance with IRS rules.

   NOTE 6 - ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                               December 31, 1994

                                                       Vanguard
                           Instron                      Fixed        Vanguard                    Vanguard
                           Common       Vanguard        Income        Money         Vanguard       U.S.
                            Stock        Windsor      Securities      Market          Star        Growth
                            Fund          Fund           Fund         Trust        Portfolio       Fund
                         ----------    ----------     ----------    ----------    ----------     --------
 Assets
 ------
 Cash                    $   63,489

 Investments at
 current value            5,432,938     6,827,223      1,373,376     1,591,134       245,949      229,413

 Dividends receivable        13,063

 Other receivable               668
                         ----------    ----------     ----------    ----------      --------     --------
 Total Plan Assets       $5,510,158    $6,827,223     $1,373,376    $1,591,134      $245,949     $229,413
                         ==========    ==========     ==========    ==========      ========     ========
 Liabilities and
  Plan Equity:
 ----------------
 Accounts payable        $   66,771

 Plan Equity              5,443,387     6,827,223      1,373,376     1,591,134       245,949      229,413
                         ----------    ----------     ----------    ----------      --------     --------
 Total Liabilities
  and Plan Equity        $5,510,158    $6,827,223     $1,373,376    $1,591,134      $245,949     $229,413
                         ==========    ==========     ==========    ==========      ========     ========

                            Common/
                          Collective
                          Investment
                         Trust 1994,
                           1993 and           Loan
                            III-92            Fund          Other        Total
                         -----------       ---------      --------    -----------
 Assets
 ------
 Cash                                                                 $    63,489

 Investments at
 current value             4,430,607         865,885       339,561     21,336,086

 Dividends receivable                                                      13,063

 Other receivable                                                             668
                          ----------        --------      --------    -----------
 Total Plan Assets        $4,430,607        $865,885      $339,561    $21,413,306
                          ==========        ========      ========    ===========
 Liabilities and
  Plan Equity:
 ----------------
 Accounts payable                                                     $    66,771

 Plan Equity               4,430,607         865,885       339,561     21,346,535
                          ----------        --------      --------    -----------
 Total Liabilities
  and Plan Equity         $4,430,607        $865,885      $339,561    $21,413,306
                          ==========        ========      ========    ===========

   NOTE 6 - ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                               December 31, 1993


                                                                                     Common/
                                                       Vanguard                    Collective
                            Instron                      Fixed       Vanguard      Investment
                            Common       Vanguard       Income        Money        Trust 1993,
                             Stock        Windsor     Securities      Market       III-92 and     Loan
                             Fund          Fund          Fund         Trust          III-91       Fund        Other       Total
                          ----------    ----------    ----------    ----------    -----------   --------    ---------   ----------
 Assets
 ------
 Cash                     $   17,759                                                                        $  4,672    $    22,431
 Investments at current
  value                    4,236,367     6,238,336     1,422,797     1,702,309     4,035,771     775,139     238,207     18,648,926
 Dividends receivable         11,410                                                                                         11,410
 Other receivable             36,291                                                                                         36,291
                          ----------    ----------    ----------    ----------    ----------    --------    --------    -----------
 Total Plan Assets        $4,301,827    $6,238,336    $1,422,797    $1,702,309    $4,035,771    $775,139    $242,879    $18,719,058
                          ==========    ==========    ==========    ==========    ==========    ========    ========    ===========

 Liabilities and Plan
 Equity:
 --------------------
 Accounts payable         $   35,195                                                                                    $    35,195
 Plan Equity               4,266,632     6,238,336     1,422,797     1,702,309     4,035,771     775,139     242,879     18,683,863
                          ----------    ----------    ----------    ----------    ----------    --------    --------    -----------
 Total Liabilities
  and Plan Equity         $4,301,827    $6,238,336    $1,422,797    $1,702,309    $4,035,771    $775,139    $242,879    $18,719,058
                          ==========    ==========    ==========    ==========    ==========    ========    ========    ===========

  NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO
                              INVESTMENT PROGRAMS

                     For the year ended December 31, 1994




                                                       Vanguard
                           Instron                      Fixed        Vanguard                    Vanguard
                           Common       Vanguard        Income        Money         Vanguard       U.S.
                            Stock        Windsor      Securities      Market          Star        Growth
                            Fund          Fund           Fund         Trust        Portfolio       Fund
                         ----------    ----------    -----------   ----------     ----------     --------
 Investment Income:
 Interest                $    1,457    $             $             $              $              $
 Dividends                   49,307      635,845        112,864        62,080        12,410         2,039
                         ----------   ----------     ----------    ----------      --------      --------
      Net investment
      income                 50,764      635,845        112,864        62,080        12,410         2,039
                         ----------   ----------     ----------    ----------      --------      --------
 Net appreciation in
 (depreciation) in
 the fair value of
 investments                606,705     (668,245)      (190,989)            0       (12,866)        2,860
                         ----------   ----------     ----------    ----------      --------      --------
      Net additions
      from investment
      activity              657,469      (32,400)       (78,125)       62,080          (456)        4,899
                         ----------   ----------     ----------    ----------      --------      --------
 Contributions:
      Participants          104,386      693,917        155,784       159,868        54,474        77,169
      Employer              475,194            0              0             0             0             0
                         ----------   ----------     ----------    ----------      --------      --------
                            579,580      693,917        155,784       159,868        54,474        77,169
                         ----------   ----------     ----------    ----------      --------      --------
      Total additions     1,237,049      661,517         77,659       221,948        54,018        82,068
                         ----------   ----------     ----------    ----------      --------      --------
 Less, benefit and
 termination
 payments to
 participants:
      Distributions
      paid to
      participants          104,668      158,663         82,484        22,751        11,347             0
                         ----------   ----------     ----------    ----------      --------      --------
                          1,132,381      502,854         (4,825)      199,197        42,671        82,068
                         ----------   ----------     ----------    ----------      --------      --------
 Interfund transfers         43,687       86,033        (44,596)     (310,372)      203,278       147,345
                         ----------   ----------     ----------    ----------      --------      --------
      Net increase
      (decrease) in
      plan equity         1,176,068      588,887        (49,421)     (111,175)      245,949       229,413
                         ----------   ----------     ----------    ----------      --------      --------
 Plan equity at
 beginning of year        4,261,069    6,238,336      1,422,797     1,702,309             0             0
                         ----------   ----------     ----------    ----------      --------      --------
 Plan equity at end
 of year                 $5,437,137   $6,827,223     $1,373,376    $1,591,134      $245,949      $229,413
                         ==========   ==========     ==========    ==========      ========      ========

                            Common/
                          Collective
                          Investment
                         Trust 1994,
                           1993 and           Loan
                            III-92            Fund          Other        Total
                         ------------      ---------      --------    -----------
 Investment Income:
 Interest                 $  247,348       $ 59,823       $ 10,263    $   318,891
 Dividends                         0              0          4,531        879,076
                          ----------       --------       --------    -----------
      Net investment
      income                 247,348         59,823         14,794      1,197,967
                          ----------       --------       --------    -----------
 Net appreciation in
 (depreciation) in
 the fair value of
 investments                       0              0        (5,412)       (267,947)
                          ----------       --------      --------     -----------
      Net additions
      from investment
      activity               247,348         59,823         9,382         930,020
                          ----------       --------      --------     -----------
 Contributions:
      Participants           390,139              0        67,076       1,702,813
      Employer                     0              0        20,912         496,105
                          ----------       --------      --------     -----------
                             390,139              0        87,988       2,198,918
                          ----------       --------      --------     -----------
      Total additions        637,487         59,823        97,370       3,128,938
                          ----------       --------      --------     -----------
 Less, benefit and
 termination
 payments to
 participants:
      Distributions
      paid to
      participants            77,825          8,528             0         466,266
                          ----------       --------      --------     -----------
                             559,662         51,295        97,370       2,662,672
                          ----------       --------      --------     -----------
 Interfund transfers        (164,826)        39,451             0               0
                          ----------       --------      --------     -----------
      Net increase
      (decrease) in
      plan equity            394,836         90,746        97,370       2,662,672
                          ----------       --------      --------     -----------
 Plan equity at
 beginning of year         4,035,771        775,139       248,442      18,683,863
                          ----------       --------      --------     -----------
 Plan equity at end
 of year                  $4,430,607       $865,885      $345,812     $21,346,535
                          ==========       ========      ========     ===========

  NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO
                             INVESTMENT PROGRAMS

                     For the year ended December 31, 1993



                                                                                                                  Common/
                                                                            Vanguard                            Collective
                                          Instron                            Fixed            Vanguard          Investment
                                          Common          Vanguard           Income            Money            Trust 1993,
                                           Stock           Windsor         Securities          Market             III-92
                                           Fund             Fund              Fund             Trust            and III-91
                                        ----------       ----------       -----------        ----------         -----------
 Investment Income:
 Interest                               $      969       $        0       $        0         $        0          $  242,483
 Dividends                                  43,458          528,934          123,997             56,006                   0
                                        ----------       ----------       ----------         ----------          ----------
      Net investment income                 44,427          528,934          123,997             56,006             242,483
                                        ----------       ----------       ----------         ----------          ----------
 Net appreciation in the
  fair value of
  investments                              377,011          425,291           38,153                  0                   0
                                        ----------       ----------       ----------         ----------          ----------
      Net additions from
      investment activity                  421,438          954,225          162,150             56,006             242,483
                                        ----------       ----------       ----------         ----------          ----------
 Contributions:
      Participants                         146,496          685,209          229,214            252,921             452,882
      Employer                             426,979                0                0                  0                   0
                                        ----------       ----------       ----------         ----------          ----------
                                           573,475          685,209          229,214            252,921             452,882
                                        ----------       ----------       ----------         ----------          ----------
      Total additions                      994,913        1,639,434          391,364            308,927             695,365
                                        ----------       ----------       ----------         ----------          ----------
 Less, benefit and
 termination payments to
 participants:
      Distributions paid to
       participants                        186,758          295,913           32,583            323,663             133,753
                                        ----------       ----------       ----------         ----------          ----------
                                           808,155        1,343,521          358,781            (14,736)            561,612
                                        ----------       ----------       ----------         ----------          ----------
 Interfund transfers                        64,280          296,349          (28,580)          (259,541)            (35,719)
                                        ----------       ----------       ----------         ----------          ----------
 Assets acquired in merger
 of LMS (see  Note 1)                            0                0                0                  0                   0
                                        ----------      -----------       ----------         ----------          ----------
      Net increase (decrease)
      in plan equity                       872,435        1,639,870          330,201           (274,277)            525,893
                                        ----------       ----------       ----------         ----------          ----------
 Plan equity at beginning of year        3,388,634        4,598,466        1,092,596          1,976,586           3,509,878
                                        ----------       ----------       ----------         ----------          ----------
 Plan equity at end of year             $4,261,069       $6,238,336       $1,422,797         $1,702,309          $4,035,771
                                        ==========       ==========       ==========         ==========          ==========


                                           Loan
                                           Fund           Other         Total
                                         --------       --------     -----------
 Investment Income:
 Interest                                $ 60,114       $  2,576     $   306,142
 Dividends                                      0          6,584         758,979
                                         --------       --------     -----------
      Net investment income                60,114          9,160       1,065,121
                                         --------       --------     -----------
 Net appreciation in the
  fair value of
  investments                                   0          7,463         847,918
                                         --------       --------     -----------
      Net additions from
      investment activity                  60,114         16,623       1,913,039
                                         --------       --------     -----------
 Contributions:
      Participants                              0         18,242       1,784,964
      Employer                                  0              0         426,979
                                         --------       --------     -----------
                                                0         18,242       2,211,943
                                         --------       --------     -----------
      Total additions                      60,114         34,865       4,124,982
                                         --------       --------     -----------
 Less, benefit and
 termination payments to
 participants:
      Distributions paid to
       participants                         1,010          6,786         980,466
                                         --------       --------     -----------
                                           59,104         28,079       3,144,516
                                         --------       --------     -----------
 Interfund transfers                      (36,789)             0               0
                                         --------       --------     -----------
 Assets acquired in merger
 of LMS (see  Note 1)                           0        220,363         220,363
                                         --------       --------     -----------
      Net increase (decrease)
      in plan equity                       22,315        248,442       3,364,879
                                         --------       --------     -----------
 Plan equity at beginning of year         752,824              0      15,318,984
                                         --------       --------     -----------
 Plan equity at end of year              $775,139       $248,442     $18,683,863
                                         ========       ========     ===========


  NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO
                             INVESTMENT PROGRAMS

                     For the year ended December 31, 1992

                                                                                           Common/
                                                              Vanguard                    Collective
                                     Instron                   Fixed       Vanguard      Investment
                                     Common      Vanguard      Income        Money      Trust III-92,
                                      Stock       Windsor    Securities      Market       III-91 and       Loan
                                      Fund         Fund         Fund         Trust          III-90         Fund        Total
                                   ----------   ----------   ----------    ----------    -------------   --------   -----------
Investment Income:
Interest                           $      825   $        0   $        0    $        0      $  254,742    $ 61,569   $   317,136
Dividends                              44,993      286,348       93,940        74,884               0           0       500,165
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
     Net investment income             45,818      286,348       93,940        74,884         254,742      61,569       817,301
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
Net appreciation (depreciation)
in the fair value of
investments                            17,844      329,177          (28)            0               0           0       346,993
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
     Net additions (deductions)
     from investment activity          63,662      615,525       93,912        74,884         254,742      61,569     1,164,294
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
Contributions:
     Participants                     114,190      465,523      105,801       210,315         397,827           0     1,293,656
     Employer                         263,623            0            0             0               0           0       263,623
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
                                      377,813      465,523      105,801       210,315         397,827           0     1,557,279
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
     Total additions                  441,475    1,081,048      199,713       285,199         652,569      61,569     2,721,573
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
Less, benefit and termination
payments to participants:
     Distributions paid to
      participants                    159,315      134,543       16,688       347,565         139,625      10,207       807,943
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
                                      282,160      946,505      183,025       (62,366)        512,944      51,362     1,913,630
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
Interfund transfers                    12,982      166,690      (43,213)       58,697        (250,467)     55,311             0
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
     Net increase in plan equity      295,142    1,113,195      139,812        (3,669)        262,477     106,673     1,913,630
                                   ----------   ----------   ----------    ----------      ----------    --------   -----------
Plan equity at beginning of
year                                3,093,492    3,485,271      952,784     1,980,255        3,247,401    646,151    13,405,354
                                   ----------   ----------   ----------    ----------       ----------   --------   -----------
Plan equity at end of year         $3,388,634   $4,598,466   $1,092,596    $1,976,586       $3,509,878   $752,824   $15,318,984
                                   ==========   ==========   ==========    ==========       ==========   ========   ===========
